UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number 1-3671

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

GENERAL DYNAMICS CORPORATION

SAVINGS AND STOCK INVESTMENT PLAN (PLAN 4.5)

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

GENERAL DYNAMICS CORPORATION

2941 Fairview Park Drive, Suite 100

Falls Church, Virginia 22042-4513

GENERAL DYNAMICS CORPORATION

SAVINGS AND STOCK INVESTMENT PLAN (PLAN 4.5)

Financial Statements

December 31, 2009 and 2008

(With Report of Independent Registered Public Accounting Firm Thereon)

GENERAL DYNAMICS CORPORATION

SAVINGS AND STOCK INVESTMENT PLAN (PLAN 4.5)

Page(s)
(a) FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm	1

Statements of Net Assets Available for Benefits as of December 31, 2009 and 2008	2

Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2009	3

Notes to Financial Statements	4 – 13

Schedule H, Line 4a – Schedule of Delinquent Participant Contributions for the year ended December 31, 2009	14

(b) SIGNATURE	15

(c) EXHIBIT

Exhibit 23.1

Report of Independent Registered Public Accounting Firm

The Participants and Administrator

General Dynamics Corporation Savings and Stock Investment Plan (Plan 4.5):

We have audited the accompanying statements of net assets available for benefits of the General Dynamics Corporation Savings and Stock Investment Plan (Plan 4.5) (the Plan) as of December 31, 2009 and 2008, and the related statement of changes in net assets available for benefits for the year ended December 31, 2009. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2009 and 2008, and the changes in net assets available for benefits for the year ended December 31, 2009 in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule – Schedule H, Line 4a – Schedule of Delinquent Participant Contributions as of December 31, 2009 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

McLean, Virginia

June 18, 2010

GENERAL DYNAMICS CORPORATION

SAVINGS AND STOCK INVESTMENT PLAN (PLAN 4.5)

Statements of Net Assets Available for Benefits

December 31, 2009 and 2008

	2009	2008
Assets:
Investments in Master Trust at fair value (notes 4 and 7)	$1,758,473,201	$1,885,081,567
Participant loans receivable	59,252,721	63,964,315
Contributions receivable - employer	11,903,600	11,996,873
Contributions receivable - participants	844,423	—

Total assets	$1,830,473,945	$1,961,042,755

Liabilities:
Accrued administrative expenses	$250,661	$372,574

Net assets reflecting all investments at fair value	1,830,223,284	1,960,670,181

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(4,310,237)	16,292,535

Net assets available for benefits	$1,825,913,047	$1,976,962,716

See accompanying notes to financial statements.

2

GENERAL DYNAMICS CORPORATION

SAVINGS AND STOCK INVESTMENT PLAN (PLAN 4.5)

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2009

Additions to net assets attributed to:
Participation in income of master trust (notes 4, 6 and 7)	$227,973,700
Contributions:
Participant	175,798,772
Employer	88,011,561

263,810,333

Total additions	491,784,033

Deductions from net assets attributed to:

Transfers out to other plans, net	527,794,419
Benefits paid to participants (note 8)	113,139,175
Administrative expenses	1,900,108

Total deductions	642,833,702

Net decrease	(151,049,669)

Net assets available for benefits:
Beginning of year	1,976,962,716

End of year	$1,825,913,047

See accompanying notes to financial statements.

3

GENERAL DYNAMICS CORPORATION

SAVINGS AND STOCK INVESTMENT PLAN (PLAN 4.5)

Notes to Financial Statements

December 31, 2009 and 2008

(1) Plan Description

The following description of the General Dynamics Corporation Savings and Stock Investment Plan (Plan 4.5) (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

(a) General

The Plan is a defined-contribution plan covering eligible salaried employees of General Dynamics Corporation (the Company or the Plan Sponsor). Employees subject to a collective bargaining agreement are not eligible to participate in this Plan. Such employees are primarily eligible to participate in the General Dynamics Corporation Savings and Stock Investment Plan for Represented Employees (Represented Plan). The Plan is one of four plans that comprise the General Dynamics Corporation Savings and Stock Investment Plan Master Trust (Master Trust).

Effective May 1, 2009, the Company transferred $527,806,481 of account balances for 6,013 Advanced Information Systems (AIS) participants from Plan 4.5 to the General Dynamics Corporation Savings and Stock Investment Plan (Plan 3.0). The transfer was performed in connection with a plan realignment determined by the Plan Sponsor.

(b) Plan Administration

The Northern Trust Company (TNT) holds the Plan’s assets as the Plan’s trustee. Hewitt Associates, LLC (Hewitt) is the Plan’s recordkeeper.

(c) Contributions

Contribution percentages range from 1 percent to 50 percent of eligible compensation on a pre-tax basis, up to the statutory limits defined by the Internal Revenue Code (IRC). The Plan has an employer match rate of up to 100 percent of the first 3 percent of eligible compensation contributed to the Plan and 50 percent of the next 3 percent of eligible compensation contributed to the Plan. The Plan is intended to be a safe-harbor plan as defined in the IRC.

Participants at certain business units that do not accrue credited service under a Company-sponsored defined-benefit pension plan may be eligible to receive an employer profit-sharing contribution based on a percentage of their eligible compensation. At December 31, 2009 and 2008, $8,005,131 and $7,041,911 of such profit-sharing contributions were included as a receivable in the Plan’s financial statements.

(d) Participant Accounts

Each participant directs his or her contributions to be invested in various funds. Changes to investment elections can be made according to rules set by the Plan Sponsor. Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s contribution and (b) Plan earnings, less an allocation of administrative expenses. The benefit to which a participant is entitled is the vested balance of his or her account.

4	(Continued)

GENERAL DYNAMICS CORPORATION

SAVINGS AND STOCK INVESTMENT PLAN (PLAN 4.5)

Notes to Financial Statements

December 31, 2009 and 2008

(e) Vesting

Participants are eligible to participate in the Plan upon hire. Participants’ contributions, Company matching contributions made on or subsequent to January 1, 2007, and earnings thereon vest immediately. Vesting in any Company matching or profit-sharing contributions made prior to January 1, 2007, varies by business unit, but does not exceed three years.

(f) Participant Loans

The Plan permits active participants to borrow the lesser of $50,000 or 50 percent of the vested amount in their accounts (subject to limits defined in the Plan document and the IRC). Participants are permitted to repay the loan by regular payroll deductions over a period of up to five years. Loans are issued at the prime rate of interest. The Plan also offers primary residence loans (up to 20 years), which are secured by the balance in the participants’ accounts. Participant loans outstanding at December 31, 2009, bear interest at rates that range from 3.3 percent to 10.5 percent. Participant loans are valued based on amortized cost, which is the remaining unpaid principal balance plus any accrued but unpaid interest. This amortized cost approximates fair value.

(g) Payment of Benefits

On termination of service due to death, disability, or retirement, a participant (or designated beneficiary) may elect to (a) receive a lump-sum amount equal to the value of the participant’s vested interest in his or her account, (b) roll over the value of the participant’s vested interest in his or her account into another qualified plan, (c) receive annual installment payments over a specified period or in specified amounts, or (d) receive a partial distribution of his or her total account balance. Participants may also receive hardship withdrawals under the provisions of the IRC in a lump-sum payment. Active participants may be eligible to receive in-service or hardship withdrawals or withdrawals allowed under the IRC for participants that reach age 59 1/2.

(h) Forfeited Accounts

During the year ended December 31, 2009, participants’ forfeited nonvested accounts totaled $446,441. These amounts were used to reduce employer contributions. The Plan’s forfeiture balance at December 31, 2009 was $6,001 and consists of employer contributions credited back to the Plan for nonvested participants who terminated employment with the Plan Sponsor. These amounts will be used to reduce employer contributions in 2010.

(i) Administrative Expenses

The Master Trust generally pays the administrative expenses of the Plan. The Plan document provides that the Company may reimburse the Plan for administrative expenses. The Company did not reimburse any administrative expenses in 2009.

Company employees perform certain administrative functions that are not reimbursed by the Master Trust. The Plan document provides that the Company is entitled to reimbursement for certain costs incurred on behalf of the Plan. The Company did not seek reimbursement for these costs in 2009.

5	(Continued)

GENERAL DYNAMICS CORPORATION

SAVINGS AND STOCK INVESTMENT PLAN (PLAN 4.5)

Notes to Financial Statements

December 31, 2009 and 2008

Administrative expenses may be specifically identified to the four plans that participate in the Master Trust, or these expenses may be attributable to the Master Trust in general. Specifically identified fees of the Plan for 2009 were $1,900,108 and are reflected as administrative expenses in the Statement of Changes in Net Assets Available for Benefits. General expenses (primarily investment management and trustee fees) of the Master Trust in 2009 were $2,310,406. A portion of these expenses is allocated to the Plan using the percentage of the Plan’s interest in the net assets of the Master Trust. For the year ended December 31, 2009, approximately $576,000 of general expenses were allocated to the Plan and included as a reduction of participation in the income of the Master Trust.

(j) Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

(2) Summary of Significant Accounting Policies

(a) Basis of Accounting

The accompanying financial statements are prepared under the accrual basis of accounting.

(b) Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value with the exception of fully benefit-responsive investment contracts (referred to herein as Guaranteed Insurance Contracts or GICs), which are adjusted from fair value to contract value.

Purchases and sales of investments are recorded on the trade date. Investment income consists of dividend income, interest income, net appreciation (depreciation) in the fair value of investments, capital gains distributions, and realized gains (losses). Dividends are recognized on the ex-dividend date, the date on which an entity or an individual must own the stock to receive the pending dividend. Interest income is recorded on an accrual basis. Net appreciation (depreciation) in the fair value of investments represents the net unrealized changes in the market value of investments during the period.

(c) Payment of Benefits

Benefits are recorded when paid.

(d) Use of Estimates

The preparation of financial statements in accordance with U.S. generally accepted accounting principles (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

6	(Continued)

GENERAL DYNAMICS CORPORATION

SAVINGS AND STOCK INVESTMENT PLAN (PLAN 4.5)

Notes to Financial Statements

December 31, 2009 and 2008

(3) Tax Status

The Plan applied on January 31, 2007 for a favorable tax determination from the Internal Revenue Service (IRS) indicating that the Plan is a qualified plan under Section 401(a) of the IRC and is exempt from federal income tax under Section 501(a) of the IRC. Although the application for favorable tax determination is still pending, the Plan Sponsor and the Plan’s tax counsel believe the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC.

(4) Investments

General

The Plan’s investments are held by the Master Trust, which was established for the investment of the Plan’s assets and the assets of Plan 3.0, the General Dynamics Corporation Savings and Stock Investment Plan (Plan 5.0), and the Represented Plan, collectively the Plans. Each of the Plans has an undivided interest in the Master Trust. Net assets and net participation in the net income of the Master Trust are allocated to the Plans according to each Plan’s participants’ investment elections and earnings thereon. At December 31, 2009 and 2008, the Plan’s interest in the net assets of the Master Trust was approximately 25 percent and 32 percent, respectively.

The following table presents the investments for the Master Trust as of December 31, 2009 and 2008:

	2009	2008
General Dynamics Corporation common stock+	$2,458,583,287	$1,970,623,049
Investments in equity securities*	178,192,809	95,761,678
Guaranteed Investment Contracts (GICs)*	2,287,310,275	2,139,467,297
Units of common collective trusts (CCTs)+	1,579,927,534	1,203,012,055
Units of registered investment companies (RICs)	194,228,683	105,833,173
Investments in fixed-income securities*	482,720,263	445,306,322
Cash and cash equivalents	2,702,963	1,815,369
Securities on loan^	701,981,323	354,036,212

Total investments at fair value	7,885,647,137	6,315,855,155
Participant loans	161,235,171	142,229,084

Total assets	8,046,882,308	6,458,084,239

Pending trade sales, net	30,793,209	43,466,027
Liability for collateral deposits	720,883,325	362,479,381

Total liabilities	751,676,534	405,945,408

Net assets of Master Trust before adjustment to contract value	7,295,205,774	6,052,138,831

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(21,149,814)	65,403,023

Net assets of Master Trust	$7,274,055,960	$6,117,541,854

7	(Continued)

GENERAL DYNAMICS CORPORATION

SAVINGS AND STOCK INVESTMENT PLAN (PLAN 4.5)

Notes to Financial Statements

December 31, 2009 and 2008

+	The General Dynamics Stock Fund consisted of $2,458,583,287 and $1,970,623,049 of General Dynamics common stock and $41,515,859 and $37,039,293 invested in common collective trusts at December 31, 2009 and 2008, respectively.
*	Balance contained collateral on loaned securities in the amount of $32,676,169 and $13,007,894 for equity securities, $526,437,821 and $301,046,960 for GICs, and $161,769,335 and $48,424,527 for fixed-income securities at December 31, 2009 and 2008, respectively.
^	Securities on loan include $31,665,381 and $12,903,229 of equity securities, $512,707,477 and $293,800,799 of GICs and $157,608,465 and $47,332,184 of fixed-income securities at December 31, 2009 and 2008, respectively.

The Plans’ interests in the Master Trust’s total investment at December 31, 2009 and 2008 were as follows:

	2009	2008
General Dynamics Corporation Savings and Stock Investment Plan (Plan 3.0)	$2,361,923,112	$1,525,186,756
General Dynamics Corporation Savings and Stock Investment Plan (Plan 4.5)	1,813,415,685	1,965,338,417
General Dynamics Corporation Savings and Stock Investment Plan (Plan 5.0)	2,160,740,846	1,818,590,797
General Dynamics Corporation Savings and Stock Investment Plan for Represented Employees (Represented Plan)	937,976,317	808,425,884

Total	$7,274,055,960	$6,117,541,854

Net investment income for the Master Trust for the year ended December 31, 2009 consisted of the following:

Unrealized gains in equity securities	$437,783,329
Realized losses in equity securities	(6,953,617)
Unrealized gains in CCTs	336,756,211
Realized losses in CCTs	(23,248,029)
Unrealized gains in RICs	53,586,651
Realized losses in RICs	(13,814,964)
Unrealized gains in fixed-income securities	15,805,951
Realized losses in fixed-income securities	(1,440,822)
Interest	100,733,801
Dividends	56,813,434
Net interest earned on securities lending transactions	1,537,416
Administrative expenses	(2,310,406)

Total	$955,248,955

8	(Continued)

GENERAL DYNAMICS CORPORATION

SAVINGS AND STOCK INVESTMENT PLAN (PLAN 4.5)

Notes to Financial Statements

December 31, 2009 and 2008

The Plans’ interests in the Master Trust’s investment income for the year ended December 31, 2009 were as follows:

General Dynamics Corporation Savings and Stock Investment Plan (Plan 3.0)	$320,347,327
General Dynamics Corporation Savings and Stock Investment Plan (Plan 4.5)	227,973,700
General Dynamics Corporation Savings and Stock Investment Plan (Plan 5.0)	289,394,228
General Dynamics Corporation Savings and Stock Investment Plan for Represented Employees (Represented Plan)	117,533,700

Total	$955,248,955

The Master Trust’s investments that represented 5 percent or more of the Master Trust’s ending net assets ($363,702,798 and $305,877,093 as of December 31, 2009 and 2008, respectively) were as follows:

	2009	2008
General Dynamics Corporation common stock (at fair value)	$2,458,583,287	$1,970,623,049
Guaranteed investment contracts (at contract value):
Met Life 25154	1,161,225,322	1,120,344,319
Met Life 25155	1,090,849,591	1,077,279,647
Investments in common collective trusts (at fair value):
Collective Daily S&P 500 Equity Fund	1,147,482,047	873,237,059

Guaranteed Investment Contracts

A portion of the assets in the Master Trust are invested in fully benefit-responsive investment contracts with MetLife Insurance Company (MetLife), whose credit rating from A.M. Best at December 31, 2009 was aa-. The assets of these GICs are invested in a MetLife account, and MetLife guarantees the principal and accrued interest, based on contractually-defined interest rates, for participant-initiated withdrawals as long as the contract remains active. Interest is credited to the contract at interest rates that reflect the performance of the underlying portfolio. MetLife resets the interest rate semi-annually based on the market value of the portfolio and the guaranteed value over the weighted average duration of the investments. The minimum interest crediting rate is zero percent. Participants will receive the principal and accrued interest upon withdrawal for events such as transfers to other Plan investment options or payments for retirement, termination of employment, disability, death and in-service withdrawals as permitted by the Plan.

Certain events, including premature termination of the GICs, plant closings, layoffs, plan terminations, bankruptcy, mergers and early retirement incentives, could limit the ability of the Plan to transact open investments at contract value. The occurrence of these events is not considered probable.

The investments shown in the accompanying Statements of Net Assets Available for Benefits include these fully benefit-responsive investment contracts at fair value with a corresponding adjustment to reflect these investments at contract value. Contract value represents contributions made under the contract, plus interest at the contract rate, less funds used to pay Plan benefits, excluding the effect of any loaned securities.

9	(Continued)

GENERAL DYNAMICS CORPORATION

SAVINGS AND STOCK INVESTMENT PLAN (PLAN 4.5)

Notes to Financial Statements

December 31, 2009 and 2008

The contract value of the Master Trust’s GICs at December 31, 2009 and 2008 was $2,266,160,461 and $2,204,870,320, respectively, as compared to the fair value of $2,287,310,275 and $2,139,467,297, respectively. The Plan has recognized no reserves against contract value for credit risk of the contract issuers or other matters. The average yield and crediting interest rates ranged from 2.70 percent to 3.00 percent for 2009 and 2008.

Securities Lending

A portion of the Master Trust’s investments is used to engage in securities lending. The securities on loan and related collateral are valued daily to ensure adequate collateralization levels in relation to the securities on loan. The loaned security is delivered to the borrower, and collateral is received by TNT either simultaneously or in advance of security delivery. The total market value of collateralized securities on loan from the Master Trust at December 31, 2009 and 2008 was $701,981,323 and $354,036,212, respectively. Net income generated for the Master Trust from securities lending activities for the year ended December 31, 2009, was $1,537,416.

Fair Value Determination

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in the principle or most advantageous market in an orderly transaction between marketplace participants. Various valuation approaches can be used to determine fair value, each requiring different valuation inputs. The following hierarchy classifies the inputs used to determine fair under U.S. GAAP:

•	Level 1 – Quoted prices (unadjusted) in active markets for identical investments.

General Dynamics Corporation Common Stock, Investments in Equity Securities, Units of Registered Investment Companies, and Equity Securities on Loan:

General Dynamics Corporation common stock, investments in equity securities, and units of registered investment are valued using quoted prices in an active market. The fair value of equity securities on loan is based on the underlying securities on loan, which are comprised of equity securities valued using quoted prices in an active market.

•	Level 2 – Inputs other than quoted prices that are observable to the market participant for the asset, or quoted prices in a market that is not active.

Guaranteed Investment Contracts, Units of Common Collective Trusts, Fixed Income Securities and Other Securities on Loan:

GICs and common collective trusts are private investment securities valued using the Net Asset Value (NAV) provided by the Plan’s trustee. The NAV is quoted on a private market that is not active. However, the unit price is based on underlying investments that are primarily traded on an active market. Fixed income securities are valued based on yields currently available on comparable securities of issuers with similar credit ratings. The fair value of other securities on loan is based on the value of the underlying GICs and fixed income securities on loan, which are determined consistent with the descriptions above for determining the fair value of GICs and fixed income securities.

•	Level 3 – Inputs are unobservable to the market participant.

10	(Continued)

GENERAL DYNAMICS CORPORATION

SAVINGS AND STOCK INVESTMENT PLAN (PLAN 4.5)

Notes to Financial Statements

December 31, 2009 and 2008

There are no Master Trust investments classified as Level 3 investments.

The following table presents the fair values of the Master Trust’s assets on December 31, 2009 and 2008, and the basis for determining their fair values:

	Fair value	Quoted price in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
December 31, 2009
General Dynamics Corporation common stock	$2,458,583,287	$2,458,583,287	$—	$—
Investments in other equity securities	178,192,809	178,192,809	—	—
Guaranteed investment contracts	2,287,310,275	—	2,287,310,275	—
Units of common collective trusts	1,579,927,534	—	1,579,927,534	—
Units of registered investment companies	194,228,683	194,228,683	—	—
Fixed income securities - Corporate	307,336,424	—	307,336,424	—
Fixed income securities - Government	175,383,839	—	175,383,839	—
Cash and cash equivalents	2,702,963	2,702,963	—	—
Securities on loan	701,981,323	31,665,381	670,315,942	—
December 31, 2008
General Dynamics Corporation common stock	$1,970,623,049	$1,970,623,049	$—	$—
Investments in other equity securities	95,761,678	95,761,678	—	—
Guaranteed investment contracts	2,139,467,297	—	2,139,467,297	—
Units of common collective trusts	1,203,012,055	—	1,203,012,055	—
Units of registered investment companies	105,833,173	105,833,173	—	—
Fixed income securities - Corporate	405,054,191	—	405,054,191	—
Fixed income securities - Government	40,252,131	—	40,252,131	—
Cash and cash equivalents	1,815,369	1,815,369	—	—
Securities on loan	354,036,212	—	354,036,212	—

The valuation methods described above may produce a fair value calculation that is not indicative of a net realizable value or reflective of future fair values. Furthermore, although the Plan Sponsor believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of financial instruments could result in a different fair value measurement at the reporting date.

11	(Continued)

GENERAL DYNAMICS CORPORATION

SAVINGS AND STOCK INVESTMENT PLAN (PLAN 4.5)

Notes to Financial Statements

December 31, 2009 and 2008

(5) Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended. In the event the Plan is terminated, each participant will automatically become vested in his or her unvested Company contributions. Each participant will receive payments based on the specific dollar amounts and shares of the Company’s common stock in his or her account.

(6) Derivative Financial Instruments

To reduce interest rate risk, the Master Trust has entered into futures contracts that serve to adjust the duration of fixed-income assets. The futures contracts the Master Trust enters into are generally contracts to purchase U.S. Treasury or Agency Bonds, Notes, or Bills at a fixed price on a set date in the future, generally during the next three to six months. The derivatives are settled daily. As a result, the Master Trust pays or receives cash daily for changes in the market price of these instruments, with gains or losses reflected in investment income. Total mark-to-market losses of $1,053,299 were included in the net investment income of the Master Trust as a component of realized losses in fixed-income securities for the year ended December 31, 2009. The Master Trust had no derivative instruments designated as cash flow or fair value hedges during 2009 or 2008.

(7) Party-in-Interest Transactions

The Plan may, at the discretion of the Plan’s participants or via the Company match, invest through the Master Trust an unlimited amount of its assets in the Company’s common stock. The Master Trust held 36,067,226 and 34,217,554 shares of the Company’s common stock as of December 31, 2009 and 2008, respectively. Dividends earned by the Master Trust on the Company’s common stock were $52,731,950 for the year ended December 31, 2009.

The Plan also invests through the Master Trust in the COLTV Short-Term Investment Fund, the COLTV Daily S&P 500 Equity Fund, and the COLTV Daily Russell 2000 Fund. These funds are managed by TNT, a party-in-interest to the Plan. The following table summarizes the shares held by the Master Trust in these funds at December 31, 2009 and 2008:

	2009	2008
Collective Short-Term Investment Fund	98,042,110	96,056,621
Collective Daily S&P 500 Equity Fund	357,081	345,438
Collective Daily Russell 2000 Fund	433,744	385,352

12	(Continued)

GENERAL DYNAMICS CORPORATION

SAVINGS AND STOCK INVESTMENT PLAN (PLAN 4.5)

Notes to Financial Statements

December 31, 2009 and 2008

The following table summarizes the aggregate net interest earned and realized and unrealized gains recognized by the Master Trust on these funds for the year ended December 31, 2009:

Collective Short-Term Investment Fund	$297,161
Collective Daily S&P 500 Equity Fund	244,142,015
Collective Daily Russell 2000 Fund	70,002,392

(8) Reconciliation of Financial Statements to Form 5500

Benefit requests that have been processed and approved for payment prior to December 31, 2009, but not yet paid as of that date are not reported in the financial statements until the subsequent year but are included in amounts allocated to withdrawing participants on the Form 5500 for 2009.

The following is a reconciliation of net assets available for benefits at December 31, 2009 and 2008 as reported in the financial statements to the Form 5500:

	2009	2008
Net assets available for benefits as reported in the financial statements	$1,825,913,047	$1,976,962,716
Amounts allocated to withdrawing participants	(370,912)	(435,969)

Net assets available for benefits as reported in the Form 5500	$1,825,542,135	$1,976,526,747

The following is a reconciliation of benefits paid to participants for the year ended December 31, 2009 as reported in the financial statements to the Form 5500:

Benefits paid to participants as reported in the financial statements	$113,139,176
Amounts allocated to withdrawing participants at December 31, 2009	370,912
Amounts allocated to withdrawing participants at December 31, 2008	(435,969)

Benefits paid to participants as reported in the Form 5500	$113,074,119

(9) Subsequent Events

We have evaluated material events and transactions that have occurred after the balance sheet date and concluded that no subsequent events have occurred through the date these financial statements were issued, June 18, 2010, that require adjustment to or disclosure in these financial statements.

13

GENERAL DYNAMICS CORPORATION

SAVINGS AND STOCK INVESTMENT PLAN (PLAN 4.5)

Schedule H, Line 4a – Schedule of Delinquent Participant Contributions

Year ended December 31, 2009

Identity of party involved	Relationship to plan, employer or other party-in-interest	Description of transaction	Amount on line 4 (a)	Lost interest
General Dynamics Corporation	Employer	2008 delinquent employee deferral	$175	$69

See accompanying report of independent registered public accounting firm.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

GENERAL DYNAMICS CORPORATION

As Plan Administrator of the General Dynamics Corporation Savings and Stock Investment Plan (Plan 4.5)

by	/S/ HENRY C. EICKELBERG
Henry C. Eickelberg Vice President, Human Capital Processes

Dated: June 18, 2010

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